UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-38588

OPERA LIMITED

Vitaminveien 4,

0485 Oslo, Norway

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated October 29, 2025, titled “Opera Reports Third Quarter 2025 Results Ahead of Expectations, Raises Full-Year Guidance Ranges for Both Revenue and Adjusted EBITDA”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Opera Limited

Date: October 29, 2025	By:	/s/ Lin Song
	Name:	Lin Song
	Title:	Chief Executive Officer